August 4, 2020

VIA EDGAR

Cindy Chang

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 2-549

Re:	Sprott Focus Trust, Inc. (the “Registrant”)
File No. 811-05379

Dear Ms. Chang:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the December 31, 2019 annual report filed with the SEC by Sprott Focus Trust, Inc. (the “Fund”) on March 9, 2020 on Form N-CSR (the “Annual Report”). The comments were provided verbally to the undersigned on July 28, 2020.

The Staff’s comments and our responses are as follows.

Comment 1.

The “Managed Distribution Policy” section on page 1 of the Annual Report states that the Fund pays quarterly distributions at an annual rate of 6% of the average of the prior four quarter-end net asset values. However, the “DISTRIBUTIONS” section of the Notes on page 17 of the Annual Report states that the Fund pays quarterly distributions on the Fund’s Common Stock at the annual rate of 5% of the rolling average of the prior four calendar quarter-end NAVs of the Fund’s Common Stock.

Please state the correct rate of distribution for the FYE December 31, 2019 and ensure that the annual rate of distribution is reported consistently going forward.

Response: ACKNOWLEDGED. The correct rate of distribution for the FYE December 31, 2019 was 6% of the average of the prior four quarter-end net asset values. Future annual and semi-annual reports will be reviewed prior to mailing to shareholders and filing with the SEC to ensure that the annual rate of distribution is reported consistently and accurately throughout the report.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	4822-0470-6501

Cindy Chang

August 4, 2020

Comment 2.

The “COMPENSATING BALANCE CREDITS” section of the Notes on page 18 of the Annual Report describes an arrangement with the Fund’s custodian bank whereby a portion of the custodian’s fee is paid indirectly by credits earned on the Fund’s cash on deposit with the bank. In the Statement of Operations, please disclose the fee grossed up to the actual fee with a corresponding waiver of the credit received to comply with Section 6-07(g) of Regulation S-X.

Response:

ACKNOWLEDGED. Going forward, if there are any credits, then we will disclose accordingly as required by Section 6-07(g) of Regulation S-X. Please note that there was an immaterial credit for $388 in 2019.

If you have any additional comments or questions, please contact me the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb Strench

Bibb Strench

cc:	Varinder Bhathal
Treasurer
Sprott Focus Trust, Inc.